Exhibit 11

MIDWESTONE FINANCIAL GROUP, INC.

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Earnings per Share Information:
Weighted average number of shares outstanding during the period	3,687,039	3,738,178	3,698,547	3,755,507
Weighted average number of shares outstanding during the periodincluding all dilutive potential shares	3,757,822	3,817,361	3,767,884	3,838,893
Net earnings	$1,446,221	$1,181,734	$5,019,906	$4,442,475
Earnings per share - basic	$0.40	$0.31	$1.36	$1.18
Earnings per share - diluted	$0.38	$0.31	$1.33	$1.16

See note 4 of the accompanying notes to consolidated financial statements.